

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

David Li
Chief Executive Officer
JOYY Inc.
30 Pasir Panjang Road #15-31A Mapletree Business City
Singapore 117440

> **Re: JOYY Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-35729**

Dear David Li:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Disclosure Review Program

cc: Haiping Li, Esq.